Exhibit (a)(1)(vii)

ADOLOR CORPORATION

OFFER TO EXCHANGE

FORM OF COMMUNICATION TO ELIGIBLE PERSONS

CONFIRMING RECEIPT OF THE ELECTION FORM

UNDER THE OFFER TO EXCHANGE

To:	[Name of Tendering Eligible Person]
From:	Adolor Corporation
Date:	[Date of Transmission]
Re:	Confirmation of Receipt of Election Form Under the Offer to Exchange (the “Offer”)

This message confirms that Adolor Corporation has received your Election Form regarding the Offer. This confirmation should not, however, be construed to imply that the Election Form or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Eligible Options for exchange. If your Election Form is properly completed and signed, all eligibility requirements are met and we do not terminate the Offer, we will accept your Eligible Options elected for exchange, subject to the terms and conditions set forth in the Offering Memorandum and Election Form, on the first business day after the expiration of the Offer.

Unless you withdraw your tendered Eligible Options before 5:00 p.m. EDT on August 19, 2009 (or, if the Offer is extended, before the new expiration date), we will, subject to the conditions of the Offer, cancel the Eligible Options that you have properly tendered for exchange. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, your Eligible Options will be cancelled and you will receive Replacement Options. Your Election Form may be changed or revoked at any time by delivering either a new properly completed and signed Election Form bearing a later date or a properly completed and signed Notice of Withdrawal, so long as we receive either document before the expiration of the Offer.

If you have any questions, please send them via e-mail to OptionExchange@adolor.com.